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Filed by NorthPoint Communications Group, Inc.
     Pursuant to Rule 425 under the Securities Act of 1933 and
     Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
     Commission File No. 000-29828

THE FOLLOWING DOCUMENT WAS DISTRIBUTED TO PARTICIPANTS AT AN ANALYST CONFERENCE ON AUGUST 14, 2000:
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                                                       Liz Fetter
                                                       President &
[PICTURE APPEARS HERE]                                 Chief Executive Officer


[LOGO OF NORTHPOINT]

--------------------------------------------------------------------------------

                                                                 August 14, 2000



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Securities Law Disclaimer                                   [LOGO OF NORTHPOINT]
================================================================================

     Safe Harbor Statement
     Under the Private Securities Litigation Reform Act of 1995

          Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

          NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107,
          Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.
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Agenda
================================================================================


                  .     Who Are We?

                  .     What Have We Achieved?
[PICTURE]
                  .     What Lies Ahead?
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NorthPoint Communications                                  [LOGO OF NORTHPOINT]
================================================================================

   A Leading Broadband Services Provider

[PICTURE]   .  Founded in May 1997

            .  Winning Business Strategy

            .  Industry Leading Network - Fastest Deployment

            .  World Class Management Team

            . Industry Leader on the Path to Profitability - 4 EBITDA positive markets - all ahead of schedule

            .  Groundbreaking Merger with Verizon - August 2000
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Our Goal                                                   [LOGO OF NORTHPOINT]
================================================================================

To be the premier global broadband services provider


[PICTURE]   .   Build and grow a robust, best-of-breed broadband business

            . Revolutionize the role of the Internet on people's lives around the globe.

            .   Aggressively build long-term value
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Key Focus Areas                                        [LOGO OF NORTHPOINT]
================================================================================

         ------------------                        ------------------

          Build                                                 Add
          Scale                                            Services

         ---------------------------         ------------------------
                         ----------------------------

                                    Build
                                 Shareholder
                                    Value

                         ----------------------------
         ----------------------------        -------------------------

         Leverage
         Strategic                                         Expand
         Relationships                                  our Reach
         ----------------------------         ------------------------
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NorthPoint's Network                                   [LOGO OF NORTHPOINT]
================================================================================

  End Users                 Central Office                  Metropolitan Node

                                                                 Channel
                                                                 Partners
                                                    Fiber

Copper                  Fiber                                    Channel
                                                                 Partners
                                                    Fiber
                                                                 Channel
                                                                 Partners
                                                    Fiber

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Scaling The Business                                     [LOGO OF NORTHPOINT]
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   End-to-End automation


[PICTURE]     -----------    -----------                  ------ ------
              -----------    -----------     [PICTURE]    ------ ------
                                                            eConnect

End User                                        ISP


[PICTURE]     -----------    -----------                  ------ ------
              -----------    -----------     [PICTURE]    ------ ------
                                                            eConnect
              Electronic
              Data Interchange
ILEC                                              NorthPoint

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 Scaling The Business                                   [LOGO OF NORTHPOINT]
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eBonded Back Office Systems


 Automated 24/7                            eBonded to
maintenance and                            the ISP
     monitoring

                              [LOGO]
                                                Electronic
                                                prequalification
                                                and order entry
      Automated
   provisioning

                                   Electronic Data Interchange
                                   to the ILEC
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 Services                                              [LOGO OF NORTHPOINT]
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 NorthPoint's Network: Architected for Future Growth


End Users    Central Office        Metropolitan             Value Added
                                      Node                   Services


                                     Fiber       NSP          VoDSL

Copper            Fiber
                                                             Content
                                                             Delivery
                                                             "Blast"
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 NorthPoint's Pioneering Blast Initiative                [LOGO OF NORTHPOINT]
================================================================================

    Leveraging our unique network to deliver next generation content
                                                   NorthPoint Node

   Content Aggregators and Providers             =======================
(Digital Island, Ibeam, Coolcast, Akamai,
          Networks, and others)









 ._____[Picture]_____[Picture]_____[Picture]________
                                                       Content
                                                     Aggregation

                                                 =======================

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Premier Strategic Relationships                            [LOGO OF NORTHPOINT]
================================================================================

 NorthPoint is positioned for tremendous growth


[LOGO OF FASTV.COM]             [LOGO OF ZDTV]               [LOGO OF MICROSOFT]


                         [LOGO OF GLOBAL CROSSING]

                                        [LOGO OF CNBC.COM]       [LOGO OF INTEL]
  [LOGO OF VERIO]
                    [LOGO OF FLASHCOM]                    [LOGO OF ENRON]

[LOGO OF CONTENTRIC NETWORK]
                                             [LOGO OF EXCITE]

                    [LOGO OF MEGAPATH NETWORKS]
                                                            [LOGO OF RADIOSHACK]
[LOGO OF @Home]
                               [LOGO OF REUTERS]

[LOGO OF CABLE & WIRELESS]
                                                       [LOGO OF YAHOO]

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                                                                     Creating
[PICTURE]                                                         Shareholder
                                                                        Value

[LOGO OF NORTHPOINT]------------------------------------------------------------
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Creating Momentum                                         [LOGO OF NORTHPOINT]
================================================================================
   NorthPoint was the first company to...

    .  Deploy a nationwide backbone;
    .  Deploy  an  end-to-end, state-of-the-art OSS system;
    .  Expand internationally; and
    .  Turn profitable, as of today, in a total of 4 markets.
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================================================================================

First Global DSL Provider
================================================================================

                                                          .   US

                                                          .   Canada

                                                          .   Europe
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 Capital Efficient Business Model                        [LOGO OF NORTHPOINT]
================================================================================
   Rapid pace to market profitability

--------------------------------------    -----------------------------------

     Up front capital
      investment per                                  $4-7 million
         market:
--------------------------------------    -----------------------------------

     Penetration level
     required to reach                                 4% business
      positive EBITDA                                       or
       in a market:                                  1% residential
--------------------------------------    -----------------------------------


     Estimated time to
      positive EBITDA                                  24 months
       in a market:

--------------------------------------    -----------------------------------
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                             [GRAPH APPEARS HERE]
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[PICTURE]                      [LOGO OF VERIZON]


          [LOGO OF NORTHPOINT] --------------------------

                                                                      VERIZON
                                                                      NORTHPOINT
                                                                      DEAL
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                               Terms of the Deal

     .    Merger of Verizon and NorthPoint DSL businesses

     .    Formation of "new" NorthPoint

     .    Maintain NorthPoint name, brand and listing

     .    Governed by an independent board

     .    55% owned by Verizon, 45% owned by NorthPoint shareholders

     .    NorthPoint management remains
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                             The "new" NorthPoint

     Verizon is contributing

     1.   $800 million in cash, -- PLUS --

     2.   Their wholesale DSL business




     Verizon DSL                             NorthPoint DSL assets
     operations today:                       & operations today:


       . 220,000                                   . 62,000
         lines                                       lines

       . 1,400                                     . 1,200
         employees                                   employees

       . 1,760                                     . 1,505
         operational                                 operational
         COs                                         COs


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                             The "New" Northpoint

                              [MAP APPEARS HERE]




                                                                 .  Metropolitan
                                                                    Statistical
                                                                    Areas (MSAs)


               The combined operations of NorthPoint and Verizon
              will serve 63 MSAs and offer service to 60 million
                   potential subscribers by the end of 2000.
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                                   Strategy

In order to succeed, you need to:

       Build a          Scale            Maintain          Ensure
       National         the              Customer          Access
       Network          Business         Focus and         to
                                         Execution         Capital


                             The deal with Verizon
                             achieves all of these
                                  objectives.
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                          How do you value this deal?

     On a revenue multiple basis:

     Average multiple in this sector

     Pro forma revenue

     Plus cash contribution

     Plus Verizon DSL asset valuation